SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,        October                                         2005
                         ----------------------------------------     ---------
Commission File Number   000-29898
                         ----------------------------------------     ---------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

               Form 20-F                   Form 40-F   X
                        -------------                --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                          No    X
                   --------------              -----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                 DOCUMENT INDEX


Document
--------

   1         Form 31 - Notice of Intention to Make an Issuer Bid

                                                                     Document 1

-------------------------------------------------------------------------------

                           RESEARCH IN MOTION LIMITED

-------------------------------------------------------------------------------



                                    FORM 31
                              NOTICE OF INTENTION
                             TO MAKE AN ISSUER BID

1.   Name of Issuer:

     Research In Motion Limited ("RIM")

2.   Securities Sought:

     RIM may purchase from time to time, up to 9,500,000 of its issued common shares (the "Shares") (being up to 5% of its outstanding Shares as at October 11, 2005) as hereinafter provided (the "Share Purchase Program").

3.   Time Period:

     The Share Purchase Program will commence on or about October 17, 2005 and will terminate on October 17, 2006.

4.   Method of Acquisition:

     All purchases of Shares will be made only through the facilities of the Nasdaq National Market and payment thereof will be made by RIM in accordance with the by-laws and rules of the Nasdaq National Market and United States federal securities laws. No purchases of Shares by RIM will be made through the facilities of The Toronto Stock Exchange.

5.   Consideration Offered:

     The price which RIM will pay for any Shares acquired by RIM through the facilities of NASDAQ will be the prevailing market price of the Shares at the time of acquisition. Purchase and payment for any Shares purchased by RIM through the facilities of NASDAQ will be made by RIM in accordance with the rules and regulations of NASDAQ and applicable law.

     RIM and any vendor of Shares will be required to pay commission to their respective brokers with respect to the purchase and sale of Shares through NASDAQ at such rates as are from time to time in effect.

     This Notice of Intention should not be regarded as a solicitation or recommendation to shareholders to sell or retain any Shares nor should it be regarded as an undertaking to buy any Shares at any particular price.

6.   Payment for Securities:

     Payment for any Shares purchased will be made in accordance with customary clearing and settlement procedures of NASDAQ.

7.   Reasons for Bid:

     The Board of Directors of RIM believes that the proposed purchase of up to 9,500,000 Shares is in the best interests of RIM from time to time and that such purchases constitute a desirable use of RIM's funds.

8.   Acceptance of Bid:

     Except as described below, none of the directors or senior officers of RIM and, to the best of the knowledge, information and belief of RIM (after reasonable inquiry), any associate of a director or senior officer of RIM, any person or company holding 10% or more of the Shares of RIM or any person or company acting jointly or in concert with RIM, intends to sell Shares or any other class of shares to RIM under the Share Purchase Program. It is possible, however, that sales by such persons may occur as a result of personal circumstances or decisions or in order to fund the exercise price of the options or for such other reasons as such person deems appropriate in each case unrelated to the existence of the Share Purchase Program.

     RIM does not have any contract, arrangement or understanding, formal or informal, with any holder of Shares with respect to its proposed purchase of Shares under the Share Purchase Program.

9.   Benefits from Bid:

     Not applicable.

10.  Material Changes in the Affairs of Issuer:

     There are no previously undisclosed material changes or plans or proposals for material changes in the affairs of the Company.

11.  Signature:

     By: /s/ Dennis Kavelman
         -------------------------
     Name:  Dennis Kavelman
     Title: Chief Financial Officer

12.  Date of Notice:

     October 11, 2005

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Research In Motion Limited
                                      -----------------------------------------
                                                          (Registrant)

Date:  October 12, 2005               By: /s/ Angelo Loberto
       -------------------------          -------------------------------------
                                          Name:   Angelo Loberto
                                          Title:  Vice President, Finance